CILCORP Inc.
                     300 Hamilton Boulevard, Suite 300
                           Peoria, Illinois 61602

                                    October 29, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Tina Herring

            Re:   CILCORP Inc.
                  Withdrawal of Form 15-12b
                  File No. 1-8946
                  --------------------------

Ladies and Gentlemen:

     Pursuant to Rule 12h-3(a) under the Securities Exchange Act of 1934, as amended (the "Act"), CILCORP Inc., an Illinois corporation (the "Company"), is hereby requesting the withdrawal of its Form 15-12b relating to the common stock (File No. 1-8946) (the "Form"), which was inadvertently filed on October 19, 1999 in connection with the merger of the Company and Midwest Energy, Inc. in which the Company survived the merger. Notwithstanding the filing of the Form, the Company has at all times complied and continues to comply with the reporting obligations under section 15(d) of the Act.

     The Form was filed with the SEC pursuant to the Electronic Data Gathering, Analysis and Retrieval System on October 19, 1999.

     If you have any questions in connection with this request for withdrawal of the Form or desire additional information, please telephone the undersigned at (309) 675-8822 or Stephen W. Hamilton of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7010.

                                     Very truly yours,


                                      /s/ John G. Sahn
                                      -------------------------
                                      John G. Sahn